TRINIDAD
ENERGY SERVICES INCOME TRUST

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 03 2006
WASH., D.C. 190

082-34867

SEC MAIL PROCESSING
RECEIVED
OCT 01 2006
WASH., D.C. 185

September 21, 2006

Securities and Exchange Cor
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

06017304

Re: Trinidad Energy Services Income Trust

SUPPL

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's news releases for September 14, 2006. This document is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

Jenna Francom for:

E. Tara Wood
Executive Assistant

PROCESSED
OCT 18 2006
THOMSON
FINANCIAL

dw 10/5

2500, 700 - 9th Avenue SW, Calgary, AB T2P 3V4 Phone: 403.265.6525 Fax: 403.265.4168
TSX Symbol: TDG.UN **Website:** www.trinidaddrilling.com

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: September 14, 2006

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR SEPTEMBER 2006

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") announces that its monthly cash distribution to unitholders will be 11.5 cents per trust unit per month ($1.38 per annum) with the distribution to be paid October 15, 2006 to unitholders of record on September 30, 2006.

The Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. Participation information can be found on our website at www.trinidaddrilling.com, or registered unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net. Non-registered unitholders should contact their individual investment dealers.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the North American oil and gas industry. With the completion of the current rig construction programs, the Trust will have 101 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 17 service rigs that have been completely retrofitted or are new within the past five years and 17 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: twood@trinidaddrilling.com

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: September 14, 2006

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES NORMAL COURSE ISSUER BID

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("Trinidad" or the "Trust") (TSX-TDG.UN) announced today that it has received approval from the Toronto Stock Exchange (the "TSX") to acquire for cancellation, by way of normal course issuer bid (the "Bid"), up to 7,336,882 trust units of the Trust, which represent approximately 10% of the Trust's public float. The Trust had 83,014,008 trust units issued and outstanding on September 1, 2006, of which, to the knowledge of the Trust, directors, senior officers and principal shareholders (as such term is defined in Rule 6-101 of the TSX) of the Trust held 9,645,181 (approximately 11.62%) of the issued and outstanding Trust Units. The Bid will commence on September 18, 2006 and terminate on September 17, 2007.

The board of directors of Trinidad Energy Services Income Trust believes the underlying value of the Trust's trust units may not be reflected in the current or future market price of the trust units and has therefore decided to undertake the Bid.

Purchases pursuant to the Bid will be effected solely through the facilities of the TSX, purchases and payment for the trust units will be made by the Trust in accordance with TSX requirements and the price which Trinidad will pay for any trust units acquired under the Bid will be the market price for the trust units at the time of acquisition.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the North American oil and gas industry. With the completion of the current rig construction programs, the Trust will have 101 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 17 service rigs that have been completely retrofitted or are new within the past five years and 17 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

The Toronto Stock Exchange has neither approved nor disapproved
the information contained herein.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: twood@trinidaddrilling.com